# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Robin Energy Ltd., CIK 0002039060
CUSIP: Y73118104
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 04/14/2025
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 357 25 357 769

## Reporting persons
- PANI CORP. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,296,405; sole dispositive power 0; shared dispositive power 1,296,405; aggregate amount beneficially owned 1,296,405 (54.3% of the class)
  Comment: (1) Consists of 1,296,405 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a "Share") distributed to Pani Corp. on April 14, 2025 in the context of the Spin-Off Transaction (as defined in Item 3 herein below).
  
  (2) Percentage ownership is based on a total number of 2,386,732 Shares outstanding, as disclosed by the Issuer in an annual report on Form 20-F with the Securities and Exchange Commission (the "SEC") on April 15, 2025.
- Petros Panagiotis Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,296,405; sole dispositive power 0; shared dispositive power 1,296,405; aggregate amount beneficially owned 1,296,405 (54.3% of the class)
  Comment: (1) Consists of 1,296,405 Shares distributed to Pani Corp. on April 14, 2025 in the context of the Spin-Off Transaction.
  
  (2) Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  (3) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 1,296,405 Shares, except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  (4) Percentage ownership is based on a total number of 2,386,732 Shares outstanding, as disclosed by the Issuer in an annual report on Form 20-F with the SEC on April 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Robin Energy Ltd.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Pani Corp., a corporation organized under the laws of the Republic of Liberia ("Pani"), and Petros Panagiotis Panagiotidis ("Mr. Panagiotidis"). Pani and Mr. Panagiotidis are together referred to as the "Reporting Persons".
Residence or business address: The business address of Pani is 80 Broad Street, Monrovia, Liberia. The business address of Mr. Panagiotidis is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.
Present principal occupation or employment: The principal business of the Issuer is international energy transportation services. Mr. Panagiotidis is the Chairman and Chief Executive Officer of the Issuer, the Chairman and Chief Executive Officer of Toro Corp. ("Toro"), and the Chairman, Chief Executive Officer and Chief Financial Officer of Castor Maritime Inc. ("Castor"). Both Toro and Castor are corporations organized under the laws of the Republic of the Marshall Islands and the majority voting power of both Toro and Castor is controlled by Mr. Panagiotidis. The business address of both Toro and Castor is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. The principal business of Toro is international energy transportation services. Castor is an international provider of shipping transportation services.
Criminal convictions in the last five years: During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, the Sole Director (as defined below), has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, the Sole Director (as defined below), has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Pani is a corporation organized under the laws of the Republic of Liberia. Mr. Panagiotidis is a citizen of Greece.

Information regarding the sole director of Pani (the "Sole Director") is set forth on Schedule I attached hereto, which is incorporated herein by reference in response to this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer was incorporated by Toro under the laws of the Republic of the Marshall Islands on September 24, 2024 as a subsidiary of Toro. On April 14, 2025, Toro effected certain transactions, including the distribution of Shares on a pro rata basis to holders of common stock of Toro (the "Spin-Off Transaction"). Shareholders of Toro received one Share for every eight shares of Toro's common stock owned on April 7, 2025, the record date for the Spin-Off Transaction. In connection with the Spin-Off Transaction, Pelagos Holdings Corp. ("Pelagos"), an entity controlled by Mr. Panagiotidis, received 40,000 Series B Preferred Shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons obtained the securities described in this Schedule 13D in the context of the Spin-Off Transaction. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the Shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions.

Mr. Panagiotidis serves as the Chairman and Chief Executive Officer of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer's business will be dependent upon the Reporting Persons' review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items 7 through 13 on each cover page to this Schedule 13D. Pani is controlled by Mr. Panagiotidis. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani. The Shares held by the Reporting Persons represent approximately 54.3% of the outstanding Shares. Such percentage is calculated based on a total number of 2,386,732 Shares outstanding, as disclosed by the Issuer in an annual report on Form 20-F with the SEC on April 15, 2025. Pelagos, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.

To the best knowledge of the Reporting Persons, the Sole Director does not own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 13 on each cover page to this Schedule 13D.
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Panagiotidis is the Chairman and Chief Executive Officer of Toro and Mr. Panagiotidis controls a majority of the voting power of Toro. Toro owns 2,000,000 Series A Preferred Shares of the Issuer, which it acquired in connection with the Spin-Off Transaction. Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Issuer's Board, but only out of funds legally available therefor, cumulative cash dividends at a rate of 1.00% per annum of the stated amount of $25.00 per share (the "Annual Rate") and no more, or, at the Issuer's election, additional shares of this Series issued to holders in lieu of cash dividends for each outstanding Series A Preferred Share equal to the Annual Rate divided by the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2025 (each, a "Dividend Payment Date"), with respect to the Dividend Period [i.e. each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of the Series A Preferred Shares shall commence on (and include) April 14, 2025] ending on the day preceding such respective Dividend Payment Date, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 days preceding such Dividend Payment Date fixed for that purpose by the Issuer's Board (or a duly authorized committee of the Board) in advance of payment of each particular dividend. The amount of the dividend per Series A Preferred Share for each Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The rights of the holders of the Series A Preferred Shares rank senior to the obligations to holders of the Shares. The Issuer may, at its option, at any time during which thirty percent or less of the Series A Preferred Shares remain outstanding, redeem the Series A Preferred Shares in whole or in part, at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date. The Series A Preferred Shares are perpetual and have no maturity date. In addition, the Series A Preferred Shares are convertible, in whole or in part, but not in an amount of less than 40,000 Series A Preferred Shares, at their holder's option, into Shares at any time and, from time to time, from and after the second anniversary from April 14, 2025. The Series A Preferred Shares do not have voting rights, except (i) in certain circumstances when dividends payable on the Series A Preferred Shares have not been paid for at least six quarterly dividend periods, the holders of the Series A Preferred Shares shall be entitled to elect one or more additional directors of the Issuer and (ii) in addition to any other vote or consent of shareholders required by law or by the Issuer's amended and restated articles of incorporation, holders of the Series A Preferred Shares shall have voting rights in respect of certain actions that would alter the rights of the holders of the Series A Preferred Shares. A copy of the Statement of Designation of Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of the Issuer is attached to this Schedule 13D as Exhibit 2 hereto and is incorporated in its entirety into this Item 6.

Pelagos, an entity controlled by Mr. Panagiotidis, owns 40,000 Series B Preferred Shares of the Issuer. In the event that the Issuer declares a dividend of the stock of a subsidiary which it controls, the holders of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The Series B Preferred Shares have no other dividend or distribution rights. Upon any liquidation, dissolution or winding up of the Issuer, the Series B Preferred Shares shall have the same liquidation rights as and pari passu with the Shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Issuer. The Series B Preferred Shares are not redeemable by the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders of the Issuer. The Series B Preferred Shares are not convertible into Shares. A copy of the Statement of Designation of Rights, Preferences and Privileges of the Series B Preferred Shares of the Issuer is attached to this Schedule 13D as Exhibit 3 hereto and is incorporated in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of April 17, 2025, between the Reporting Persons.

Exhibit 2 - Statement of Designation of the Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin Energy Ltd. (incorporated by reference to Exhibit 1.3 to Robin Energy Ltd.'s annual report on Form 20-F filed with the SEC on April 15, 2025). https://www.sec.gov/Archives/edgar/data/2039060/000114036125013888/ef20046880_ex1-3.htm

Exhibit 3 - Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of Robin Energy Ltd. (incorporated by reference to Exhibit 1.4 to Robin Energy Ltd.'s annual report on Form 20-F filed with the SEC on April 15, 2025). https://www.sec.gov/Archives/edgar/data/2039060/000114036125013888/ef20046880_ex1-4.htm

## Signatures
- PANI CORP.: /s/ Andreas Avgousti, Andreas Avgousti, Director (04/17/2025)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (04/17/2025)